March 22, 2006

Via Facsimile (925) 871-4046 and U.S. Mail

Chip Patterson, Esq.
Senior Vice President and General Counsel
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, CA  94556

RE:	Capital Realty Investors-III L.P.
Schedule TO-T filed March 15, 2006 by MPF-NY 2005, LLC; Steven
Gold;
MPF DeWaay Fund 2, LLC; MP Income Fund 21, LLC; MP Income Fund 23, LLC; MPF Flagship Fund 11, LLC; MPF Blueridge I, LLC; MPF Blueridge
II, LLC; MPF DeWaay Premier Fund 3, LLC; MacKenzie Patterson
Special
Fund 5, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MacKenzie Patterson Special Fund 7,
LLC; MP Acquisition Co. 3, LLC; and, MacKenzie Patterson Fuller,
LP
      File No. 005-56503

Dear Mr. Patterson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Offer to Purchase

Cover Page - Page 1
1. We note in the question "What is the Market Value of my Units?" in the Summary Term Sheet that units were sold in the second quarter of
2005 for $650 per unit, a significantly higher price than that which you are offering. Please disclose this prominently in the cover page.
2. Refer to the last bullet point on page 1. Please revise to explain that the November 2005 proxy solicitation conducted by the partnership was to seek approval of a liquidation plan proposed by the partnership and disclose whether the proposal was approved.
3. Refer to the first full bullet point on page 2. Please revise to explain what type of access to the securities you would have at a time before all conditions to the offer have been satisfied and payment has been made, and to highlight the risks to unit holders in this regard. We note that all conditions, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived prior to expiration of the offer and that you may not accept the tendered securities until the expiration of the offer.
4. We note you have reserved the right to assert the occurrence of any of the conditions to the offer "at any time and from time to time" in the last paragraph of the cover page. Defining the conditions as an ongoing right that may be asserted at any time and from time to time suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer.
Revise the referenced disclosure to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer. Please make similar revisions elsewhere in your offer document, as necessary.

Closing Information

      Please amend your filing promptly to comply with our comments.
If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information that you have already provided to unit holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. Depending upon your response to these comments, a supplement may need to be sent to unit holders.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the offerors acknowledging that:

* the offerors are responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the offerors may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


								Sincerely,



								Daniel F. Duchovny
								Special Counsel
								Office of Mergers &
Acquisitions

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Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.
March 22, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE